SilverCrest Announces Remaining 2021 High-Grade
Infill and Expansion Drill Results for Las Chispas

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - December 14, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the remaining results from its 2021 infill and expansion drill program at its Las Chispas Project ("Las Chispas" or the "Project") located in Sonora, Mexico. Additional drilling in the Babicanora Area for the Babi Vista Vein ("Babi Vista"), Babi Vista Footwall Zone ("Babi Vista FWZ"), Babicanora Norte Hanging Wall Vein ("Babi Norte HW"), El Muerto Zone ("El Muerto"), and El Muerto Hanging Wall Vein are being reported in this release (see Tables below and attached Figures).

Highlights:

  2021 Infill and Expansion Drilling Program Complete - An estimated US$10.3 M was spent on drilling a total of 109,590 metres in 301 drill holes at Las Chispas in the first ten months of 2021. This includes a total of 102,560 metres in 281 infill and expansion drill holes in the Babi Vista, Babi Vista Splay, Babi Vista FWZ, Babi Norte HW, Granaditas and El Muerto veins, with approximately 80% of the drilling being infill. Since mid-2019, approximately 70% of the drilling completed has been focused on infilling Inferred Resources1.
  Drilling to Support Production, Resource Conversion and LOM - Infill drilling in several veins has focused on conversion of an estimated 20 million silver equivalent ("AgEq"2) ounces currently in Inferred Resources contained within 540,000 tonnes grading 7.18 grams per tonne ("gpt") gold ("Au") and 515.7 gpt silver ("Ag"), or 1,140 gpt AgEq. Work is underway to convert Inferred Resources to Indicated for consideration in estimating Reserves and a revised mine plan in an updated technical report planned for H2, 2022. Infill drilling completed in 2021 was critical to de-risking initial mining areas ahead of production and areas where infrastructure was planned to prevent condemnation of potential resources.
  Key Target Areas Confirmed and Some Expanded - For the targeted veins and zones, the 2021 infill program reduced drill hole spacing from approximately 55 metres to 30 metres. Overall, it confirmed the grades and approximate footprints of the Inferred Resources as reported in the 2021 Feasibility Study1. Expansion drilling has increased the Babi Norte HW footprint along vein strike from an estimated 250 metres to 550 metres with an estimated average true width of 0.5 metres (see Tables below).
  Babi Vista and Babi Vista FWZ Continue to Report High-Grade Intercepts - Infill and expansion drilling confirmed footprints of Babi Vista and Babi Vista FWZ, a recent discovery located between the Babi Vista and Babicanora Norte veins (see September 9, 2021 News Release). The most significant high-grade intercepts for this release are (see Tables below):
    Babi Vista Vein; BV21-379 with 0.45 metres (estimated true width, "ETW") grading 63.20 gpt Au and 4,999.0 gpt Ag, or 10,491 gpt AgEq,
    Babi Vista FWZ; BAN21-366 with ETW of 0.40 metres grading 124.00 gpt Au and 6,930.0 gpt Ag, or 17,706 gpt AgEq, and
    Babi Vista FWZ; BV21-389 with ETW of 0.54 metres grading 72.60 gpt Au and 3,190.0 gpt Ag, or 9,499 gpt AgEq.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "Our 2021 drilling program was designed, and successfully completed, to de-risk and target resource conversion ahead of production. This year's drilling also resulted in the discovery and expansion of high-grade veins and zones as referred to in this release.  With the 2021 infill program completed and mine construction at its peak, drilling will be scaled back at Las Chispas through H1, 2022. We remain focused on execution of mine construction which is currently on time and budget with planned completion in Q2, 2022. Since our first discovery hole at Las Chispas in 2016, we have systematically advanced the project at an aggressive pace towards production. This approach has positioned SilverCrest to commence high-grade precious metal production at Las Chispas within only seven years from discovery which has required extensive exploration, permitting, completion of multiple economic studies, pre-construction underground development, and navigating pandemic challenges."

1 NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project dated January 4, 2021. Refer to the Company's News Release dated February 2, 2021 - SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project.

2 AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

Infill drilling has shown that high-grade footprints (>150 gpt AgEq) for the infilled veins are similar to previous Inferred Resource footprints as presented in the 2021 Feasibility Study. The combined footprint for Babi Vista, Babi Vista Splay, Babi Norte HW veins and El Muerto Zone can now be traced for an estimated 2.5 kilometres of strike length. Infill drilling results also show the average grades are in range and similar to the uncapped assay results used for the block model estimates included in the Feasibility Study for all of the veins. Note that grades discussed in this release are based on a cutoff grade of 150 gpt AgEq, using weighted average grades and presented on an uncapped, undiluted basis which differs from the Inferred Resources which are presented on a capped and undiluted basis. A more detailed summary of the results from the 2021 drilling are presented below:

  Babi Vista Vein
    The 2021 Feasibility Study Inferred Resource contains 221 koz AgEq at an average grade of 3.05 gpt Au and 222.5 gpt Ag, or 487 gpt AgEq with an ETW of 0.8 metres.
    Comparatively, the 15 infill holes included in this release for this vein average 10.82 gpt Au and 863.3 gpt Ag, or 1,804 gpt AgEq with ETW of 0.9 metres.
    2021 infill drill results in the Babi Vista Vein average 9.05 gpt Au and 782.5 gpt Ag, or 1,569 gpt AgEq with an average ETW of 0.8 metres.
  Babi Vista FWZ
    This semi-continuous zone, with several converging narrow veins is a recent discovery with no estimated resources.
    In this release, 10 new intercepts, having an average ETW of 0.5 metres grading 14.13 gpt Au and 1,057.0 gpt Ag, or 2,285 gpt AgEq have expanded the Babi Vista FW Zone.
    2021 Infill drilling in the Babi Vista FW Zone has averaged 12.58 gpt Au and 2,404.5 gpt Ag, or 3,498 gpt AgEq with an average ETW of 0.7 metres.
  Babi Norte HW Vein
    Further drilling shows that the Babicanora Norte HW has expanded to the southeast along strike from an estimated 250 metres to 550 metres.
    The 2021 Feasibility Study Inferred Resource for this vein contains 286 koz AgEq at an average grade of 1.77 gpt Au and 171.9 gpt Ag, or 326 gpt AgEq with ETW of 0.7 metres.
    Comparatively, infill holes reported in this release for this vein average 9.87 gpt Au and 948.4 gpt Ag, or 1,806 gpt AgEq with ETW of 0.5 metres.
    2021 Infill drilling in the Babi Norte HW has averaged 6.21 gpt Au and 627.9 gpt Ag, or 1,167 gpt AgEq with an average ETW of 0.5 metres.
  El Muerto Zone and Hanging Wall Vein
    Infill drilling has shown the deeper, high-grade area, of the El Muerto Zone as a main vein and splay vein now named the El Muerto Hanging Wall Vein. The combined footprint of both is similar to the current resource footprint.
    The 2021 Feasibility Study Inferred Resource contains 4.8 Moz AgEq at an average of 3.48 gpt Au and 266.2 gpt Ag, or 569 gpt AgEq with ETW of 0.8 metres.
    2021 infill drill results for El Muerto average 3.97 gpt Au and 273.8 gpt Ag, or 619 gpt AgEq with an average ETW of 1.4 metres
  Babi Vista Splay Vein
    Please refer to the September 9, 2021 release for a summary of the Babi Vista Splay Vein 2021 infill drill results.
    The 2021 Feasibility Study Inferred Resource contains 13.9 Moz AgEq with an average grade of 13.00 gpt Au and 909.4 gpt Ag, or 2,039 gpt AgEq with an ETW of 1.3 metres.
    Infill drilling of 41 holes in 2021, for the Babi Vista Splay Vein, reported an average grade of 15.74 gpt Au and 1,316.4 gpt Ag, or 2,684 gpt AgEq with an average ETW of 1.0 metres.

  Granaditas
    Please refer to the April 15, 2021, and September 9, 2021, releases for a summary of the 2021 infill drill results for Granaditas 1 and Granaditas 2 veins (the "Granaditas veins").
    The 2021 Feasibility Study has combined Inferred Resources for the Granaditas veins of 1.1 Moz AgEq ounces grading 3.20 gpt Au and 260.0 gpt Ag, or 538 gpt AgEq and an ETW of 0.61 metres, based on drilling results up to and including hole GR18-23.
    2021 infill drilling of 40 holes in the Granaditas veins returned an average grade of 11.65 gpt Au and 2,806.4 gpt Ag, or 3,819 gpt AgEq with an average ETW of 1.2 metres, or with removing the highest-grade holes GR21-28 and BV20-221, the average grade equals 2.78 gpt Au and 336.5 gpt Ag, or 578 gpt AgEq with an average ETW of 1.1 metres.

Drill intercept highlights from the infill program that are reported in this release are tabulated below. All grades are reported as uncapped and undiluted. Note that the same drill hole number may be shown for different veins based on the same hole intercepting multiple veins.

Babi Vista
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt
BV21-347	407.57	408.17	0.60	0.48	6.19	413.0	951
BV21-350	312.30	314.70	2.40	1.92	5.40	523.4	993
Includes	312.30	312.90	0.60	0.48	17.45	1,460.0	2,976
BV21-354	464.10	464.66	0.56	0.45	5.70	561.0	1,056
BV21-357	344.90	347.40	2.50	2.00	5.76	365.6	867
Includes	346.80	347.40	0.60	0.48	22.20	1,360.0	3,289
BV21-369	337.55	338.25	0.70	0.56	47.60	5,010.0	9,146
BV21-372	270.85	271.45	0.60	0.48	3.35	598.0	889
BV21-375	282.88	285.04	2.16	1.73	2.49	200.4	417
BV21-378	225.45	226.59	1.14	0.91	0.17	464.0	479
BV21-379	343.50	344.06	0.56	0.45	63.20	4,990.0	10,482
BV21-383	237.50	238.55	1.05	0.84	2.29	368.0	567
BV21-388	331.60	332.35	0.75	0.60	7.62	1,175.0	1,837
BV21-389	406.51	407.18	0.67	0.54	72.60	3,190.0	9,499
UBV21-39	191.65	192.63	0.98	0.78	4.28	325.0	697
UBV21-40	205.94	206.85	0.91	0.73	16.40	914.0	2,339
UBV21-41	227.81	229.48	1.67	1.34	4.02	299.8	650
Includes	227.81	228.41	0.60	0.48	8.76	673.0	1,434
Weighted Average			1.15	0.92	10.82	863.3	1,804

Babi Vista Footwall Zone
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt
BV21-365	54.10	54.62	0.52	0.42	25.30	3,500.0	5,699
BV21-384	327.33	327.83	0.50	0.40	1.61	85.0	225
BV21-389	330.57	331.33	0.76	0.61	3.42	252.0	549
BAN21-363	313.75	314.30	0.55	0.44	1.94	236.0	405
BAN21-355	228.35	229.95	1.60	1.28	4.94	399.9	829
BAN21-357	226.55	227.05	0.50	0.40	1.48	236.0	365
BAN21-366	265.00	265.50	0.50	0.40	124.00	6,930.0	17,706
BAN21-355	264.00	264.50	0.50	0.40	2.29	492.0	691
BAN21-357	272.50	273.05	0.55	0.44	1.67	190.0	335
BAN21-367	241.90	242.40	0.50	0.40	2.52	184.0	403
Weighted Average			0.65	0.52	14.13	1,057.0	2,285

Babicanora Norte HW
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt
BAN21-355	414.90	415.40	0.50	0.40	16.25	1,960.0	3,372
BAN21-367	395.09	395.65	0.56	0.45	13.75	1,090.0	2,285
BV21-342	472.43	473.14	0.71	0.57	10.40	925.0	1,829
BV21-391	265.38	266.10	0.72	0.58	1.91	159.0	325
Weighted Average			0.62	0.50	9.87	948.0	1,806

El Muerto
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt
EM20-49	249.70	251.90	2.20	1.76	2.65	210.2	441
EM20-52	250.90	251.70	0.80	0.64	4.12	279.0	637
EM20-61	247.55	252.80	5.25	4.20	3.90	220.1	559
Includes	247.55	249.40	1.85	1.48	8.08	410.6	1,113
EM20-63	233.80	237.40	3.60	2.88	5.31	528.2	990
Includes	233.80	235.30	1.50	1.20	8.41	771.0	1,502
EM20-67	255.65	259.15	3.50	2.80	3.55	236.0	545
EM20-69A	311.70	312.30	0.60	0.48	1.07	92.6	186
EM21-72	232.55	233.85	1.30	1.04	2.03	216.8	393
EM21-73	267.25	268.40	1.15	0.92	0.57	137.4	187
EM21-74	367.13	367.95	0.82	0.66	5.44	208.0	681
EM21-78	314.22	314.88	0.66	0.53	1.26	117.0	226
EM21-82	323.58	325.25	1.67	1.34	1.12	98.9	196
EM21-90	146.67	147.97	1.30	1.04	1.99	26.2	199
EM21-93	131.93	132.50	0.57	0.46	4.57	155.0	552
EM21-94	234.66	237.80	3.14	2.51	2.78	231.1	472
Includes	236.89	237.80	0.91	0.73	5.93	523.0	1,038
EM21-97	246.60	257.04	10.44	8.35	1.46	83.2	210
Includes	255.18	256.22	1.04	0.83	4.52	341.5	735
EM21-100	220.00	220.55	0.55	0.44	4.38	156.0	537
EM21-104	239.86	242.15	2.29	1.83	1.39	91.9	213
EM21-111	318.29	319.52	1.23	0.98	1.88	172.3	336
EM21-118	239.20	242.90	3.70	2.96	2.60	283.4	509
EM21-120	248.40	250.50	2.10	1.68	2.21	267.3	460
EM21-123A	268.00	271.36	3.36	2.69	1.60	111.2	250
EM21-125	218.35	219.40	1.05	0.84	7.39	497.0	1,139
EM21-126	213.00	214.70	1.70	1.36	6.82	130.3	723
EM21-130	236.25	238.20	1.95	1.56	5.14	534.5	981
EM21-132	229.00	231.00	2.00	1.60	1.22	126.0	232
EM21-133	348.60	349.86	1.26	1.01	1.19	82.4	186
EM21-135	231.13	232.04	0.91	0.73	7.78	607.0	1,283
Weighted Average			2.19	1.75	2.86	209.5	458

El Muerto Hanging Wall
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt
EM20-51	283.50	284.58	1.08	0.86	2.81	195.0	439
EM21-90	102.23	103.39	1.16	0.93	6.59	516.1	1,088
Includes	102.80	103.39	0.59	0.47	12.10	919.0	1,970
EM21-93	85.46	86.70	1.24	0.99	5.49	198.0	675
EM21-129	321.60	323.65	2.05	1.64	7.93	546.6	1,236
EM21-134	265.60	266.20	0.60	0.48	4.57	344.0	741
Weighted Average			1.23	0.98	5.95	388.5	906

Notes:

All numbers are rounded.

Cut-off grade (COG)of 150 gpt AgEq is applied with a minimum drilled width of 0.5 metres.

The 150 gpt AgEq COG is an exploration threshold and is consistent with the 2021 Feasibility Study.  Grades have not yet been subjected to grade capping, dilution and other modifying factors that will be required for estimation of mineral resources and reserves.

ETW is an estimated 80% of drilled intercept width.

AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

The drill results also include holes: BV21-341, BV21-343 to BV21-346, BV21-348, BV21-349, BV21-351 to BV21-353, BV21-355, BV-21-356, BV21-358 to BV21-364, BV21-366 to BV21-368, BV21-370, BV21-371, BV-21-373, BV-21-374, BV21-376, BV21-377, BV21-380 to BV21-382, BV21-385 to BV21-387, BV21-390, BV21-392, BV21-393, and UBV21-42 to UBV21-44.

EM20-45 to EM20-48, EM20-50, EM20-53 to EM20-60, EM20-62, EM20-64 to EM20-66, EM20-68, EM20-70, EM21-71, EM21-75 to EM21-77, EM21-79 to EM21-81, EM21-83 to EM21-89, EM21-91, EM21-92, EM21-95, EM21-96, EM21-98, EM21-99, EM21-101 to EM21-103, EM21-105 to EM21-110, EM21-112 to EM21-117, EM21-119, EM21-121, EM21-122, EM21-124, EM21-127, EM21-128, and EM21-131.

BAN21-336 to BAN21-339, BAN21-341 to BAN21-346, BAN21-354, BAN21-356, BAN21-358 to BAN21-362, BAN21-364, and BAN21-365 which intersected veining but were below the Company's cutoff grade of 150 gpt AgEq.

During the first ten months of 2021, SilverCrest incurred an estimated US$20.4 million for the Company's drilling programs at Las Chispas (US$10.3 M) and Picacho (US$10.1 M). With Las Chispas Project construction in its peak period beginning in Q4, 2021 through Q1, 2022, drilling through the end of H1, 2022 will be limited to a maximum of four drill rigs at Las Chispas. This will allow the exploration team to focus on interpretation of 2021 results, plan for H2, 2022 drilling, and mapping and sampling on new veins in the more than 13 km of currently underworked vein strike length, with the objective of generating additional targets. In H1, 2022, underground drill rigs will be working on tighter spaced definition drilling at Babicanora Main, Babi Vista and Babicanora Norte veins in support of underground production planning, a required part of the mining cycle. The surface rig will be working on expansion drilling on the northwest extension of the Babi Vista Vein and further infilling of the El Muerto veins.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Start-up of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration programs at the Las Chispas Project, the start up of production at the Las Chispas Mine by mid-2022, and an updated technical report in H2, 2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Las Chispas District
Open
Las Chispas Area
Babicanora Area
BV21-37
William Tell Mini Vein
William Tell HW Vein
Luigi FW Vein
Luigi Vein/
Las Chispas Vein
Giovanni Vein
Giovanni Mini
William Tell Vein
Ban NW
Ban FW Vein
Ban HW
Babicanora Norte Vein
Babi Vista FW
Babicanora Vein
Babi Sur HW Vein
Babi Sur FW Vein
Babi Sur Vein
Babi Vista Vein
Babicanora Norte Extension
Babicanora HW Vein
Babicanora FW Vein
Granaditas Vein
Indicated
Inferred
Exploration
Santa Elena / Las Chispas Fault
Solid Line = Drilled
Dash Line = Interpreted
Ug Working
0 250 500
metres
BABICANORA AREA PLAN MAP
Area 200
Area 51
Close-up
Legend (Nov. 2021)
Veins:
1- Babicanora Sur HW
2- Babicanora Sur
3- Babicanora Sur FW
4- Babicanora HW
5- Babicanora (Incl. El Muerto)
6- Babicanora FW
7- Babicanora Norte HW
8- Babicanora Norte
9- Granaditas
10- Granaditas 2
11- Babi Vista Main
12- Babi Vista Splay
13- Babi Vista FW Zone
14- El Muerto Splay
15- Los Parientes
16- Las Encinitas
Current NR:
Main Vein
Hangingwall Vein
Footwall Vein
Mine Plan
Surface Target
UG Target
BABI VISTA AREA (SE)
Babi Vista Footwall Zone
Multi-Kilogram per Tonne AgEq Intercepts
BV21-369
BV21-331
SilverCrest METALS

A
Long Section (Inclined) of Babi Vista, Splay & Granaditas Veins (Looking Southwest)
A'
Surface
B
Babi Vista Vein
Granaditas Vein
~1400m
Babi Vista Vein Splay
Granaditas Fault
Santa Rosa Decline
1019L
BV 389
1100 masl
Andesite Porphyry
B'
All information is approximate.
Legend (November 2021)
Current NR:
NR Reported DH
>1000 gpt AgEq* in NR
Currently Drilling
Proposed DH
Assays Pending
Current HG Footprint
Previously Released:
Completed DH Pierce pt.
>1000 gpt AgEq*
Underground Workings
Feasibility Study (Feb. 2021):
Planned Mine Development
Resource Block Model
AGEQ* G/T
<150
150-300
300-500
500-1000
1000-2000
>2000
(Inferred Mineral Resource Estimate for the Splay is based on drilling up to and including hole BV20-217)
B
Babicanora Area 3D Looking NW
B'
Babicanora Main
Babi Vista
BAS HW
BAV FW Zone
BAN HW
Amethyst
BAS FW
Babicanora HW
Babicanora FW
Babicanora Norte
Babicanora Sur
Babi Vista Splay
300m
SilverCrest METALS
0m
150m
300m
*AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
Note: NR = this news release

BV21-389: 0.67m @ 72.6 gpt Au and 3,190 gpt Ag, or 9,499 gpt AgEq*

Long Section (Inclined) of Babi Vista FW Zone (Looking Southwest)

F F’

~850m
G
G’
1130L
Santa Rosa Decline
Granaditos Fault
Andesite Porphyry
UBV-33
BV-187
BV-191
BV-182
BV-38
BV-165
BV-256
BV-283
GR-53
BAN-347
BV-207
BAN-340
BAN-335
BAN-367
BV-179
BAN-366
BV-231A
BV-319
BV-211
BV-244
BV-241
BV-136
BV-175
BV-83
BV-232
BAN-357
BAN-343
BAN-355
BV-197
BV-311
BV-261
BV-174
BV-287
BV-238
BV-83
BV-143
BV-251
BAN-363
BV-125
BV-309
BV-338
BV-264
BV-281
BV-273
BV-299
BV-302
BV-334
BV-337
BV-384
BAN-337
UBV-37
BV-66
BAN-14
BV-32
BV-62
BV-389
BV-325
UBV-25
UBV-24
UBV-17
BAN-26
BV-39
UBV-12
BV-74
BV-82
BV-32
?
?
All information is approximate.
Babi Vista FW Zone 3D Looking NW
G
G’
Babi Vista FW 1
Babi Vista FW 2
Babi Vista FW 3
Babi Vista FW 4
Babicanora Main
BAM HW
Santa Rosa Decline
BAM FW
Babi Vista Main
Babicanora Norte
BAN HW
300m

Legend (November 2021)

Current NR:

- NR Reported DH >150 gpt AgEq*
- >1,000 gpt AgEq* in NR
- Proposed DH
- Pierce pt. <150 gpt AgEq*

Previously Released:

- Completed DH Pierce pt. >150 gpt AgEq*
- >1,000 gpt AgEq*
- Pierce pt. <150 gpt AgEq*
- Underground Workings

Babi Vista FW Zone Veins:

HG Footprints (overlapping):

- *BAV FW Vein 1*
- *BAV FW Vein 2*
- *BAV FW Vein 3*
- *BAV FW Vein 4*

BAN21-366: 0.50m @ 124.0 gpt Au and 6,930 gpt Ag, or 17,706 gpt AgEq*

SilverCrest METALS

0m 125m 250m

Note: NR = this news release

C

Long Section (Inclined) of BAN Hangingwall (SE) Vein (Looking Southwest)

C'

GR-05
BAN-294
BAN-326
BV-87
BV-81
BV-72
B
BAN-285
BAN-286
BV-158
BV-117
BV-141
BV-83
BAN-330
BAN-34
BV-42
BV-80
BV-99
BAN-320
BAN-310
BAN-193
BV-125
BV-132
BAN-279
UBV-28
BAN-325
BAN-180
BV-86
BV-284
BV-73
BV-62
BAN-296
BV-174
GR-06
BAN-328
BAN-331
BAN-288
BV-148
BV-296
BV-299
BAN-11
Granaditas Fault
BV-177
BV-269
BV-79
BV-391
BAN-292
BAN-327
BV-190
BV-289
BV-163
BV-302
BAN-354
UBV-16
UBV-15
BAN-316
BAN-312
BAN-39
BV-273
BAN-323
BAN-349
OPEN
BV-291
BAN-329
BV-277
BAN-346
BAN-348
BAN-26
BAN-334
BAN-350
BAN-351
UBV-17
BAN-14
UBV-12
UBV-27
BAN-345
BV-95
UBV-21
BAN-356
BAN-367
UBV-23
?
UBV-13
UBV-24
900 masl
BAN-352
UBV-25
BAN-340
BAN-335
BAN-366
BAN-353
BAN-347
UBV-22
Andesite Porphyry
BAN-365
BAN-336
BV-170
BAN-337
BAN-364
BAN-357
BAN-355
BAN-343
BAN-358
Expansion ~300m
All information is approximate.
BAN-361
BAN-363
?
?
OPEN
B'

Legend (November 2021)

Current NR:
- NR Reported DH
- >1000 gpt AgEq* in NR
- Currently Drilling
- Proposed DH
- Assays Pending
- Current HG Footprint

Previously Released:
- Completed DH Pierce pt.
- >1000 gpt AgEq*
- Underground Workings

Feasibility Study (Feb. 2021):

Resource Block Model

AGEQ_G/T
<150
150-300
300-500
500-1000
1000-2000
>2000

(Inferred Mineral Resource Estimate for the BAN HW is based on drilling up to and including hole BAN19-227)

BAN21-355: 0.50m @ 16.25 gpt Au and 1,960 gpt Ag, or 3,372 gpt AgEq*

SilverCrest METALS

0m 100m 200m

Note: NR = this news release

B
Babicanora Area 3D Looking NW
B'
Babicanora Main
Babi Vista
BAS HW
BAV FW Zone
BAN HW
Amethyst
BAS FW
Babicanora HW
Babicanora FW
Babicanora Norte
Babicanora Sur
Babi Vista Splay
300m

D Long Section (Inclined) of Babicanora Vein, El Muerto Zone w/HW (Looking Southwest) D'

El Muerto Zone ~750m
E'
Babicanora Central Zone
OPEN
OPEN
Surface
1000 masl
Las Chispas-Santa Elena Regional Fault 2
Las Chispas-Santa Elena Regional Fault 1
El Muerto HW Splay HG Footprint (off section)
E
Legend (November 2021)
Current NR:
NR Reported DH
>1000 gpt AgEq* in NR
Currently Drilling
Proposed DH
Assays Pending
Current HG Footprint
Previously Released:
Completed DH Pierce pt.
>1000 gpt AgEq*
Underground Workings
Feasibility Study (Feb. 2021):
Planned Mine Development
Resource Block Model
AGEQ* G/T
(Inferred Mineral Resource Estimate for El Muerto is based on drilling up to and including hole EM20-44)
EM21-135: 0.91m @ 7.78 gpt Au and 607 gpt Ag, or 1,283 gpt AgEq*
SilverCrest METALS
0m 150m 300m
*AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
Note: NR = this news release
E El Muerto Zone 3D Looking NW E'
La Victoria
Babicanora Sur
El Muerto Splay
Babicanora Main (El Muerto Zone)